Exhibit 99.1

Joint News Release

NORBORD AND HBI OPEN FIRST TRADES TRAINING PROGRAM IN HOUSTON AND GRADUATE FIRST NORBORD-FUNDED CLASS IN TAMPA

Houston Mayor Supports New Program in Acres Homes Community

TORONTO, ON (July 11, 2018) – Norbord Inc. (TSX and NYSE: OSB) and HBI joined Mayor Sylvester Turner to officially open the first construction trades training program in Houston, Texas. In a ribbon-cutting ceremony held on June 28, 2018 at the HBI Acres Homes Program, Mayor Turner celebrated the beginning of a 12-week training program at no cost to students. The first 14 students have begun preparing for careers in the construction trades to address the labor shortage in the industry and rebuilding in Houston post-Hurricane Harvey.

In response to both issues, Norbord made a donation last year to support programs in both Houston, Texas and Tampa, Florida. The first Norbord-funded class in Tampa graduated its first 13 students late last month.

“Our partnership with HBI, which was based on our award-winning Thank-a-Framer campaign, has been a tremendous success and clearly demonstrates the critical need to address the labor shortage in new home construction. We are pleased to see our goal to help train more workers come to fruition and we look forward to many more classes from the two programs we are sponsoring,” said Norbord’s Vice President, North American Marketing and Product Management, Ross Commerford.

HBI is a national leader in career trades training and has more than 50 years of experience in workforce development in the building industry. With skilled instructors, HBI enrolls nearly 8,000 individuals each year through its programs.

“Our programs not only prepare students for careers in the building industry through our Five Steps of Service model, but also set them up for success by building interpersonal skills, self-esteem and employability skills. Their last day in training with HBI is just like their first day on the job. HBI graduates are trained and ready to begin employment,” said HBI President and CEO John Courson.

To support the Thank-A-Framer campaign and donate to HBI, visit www.thankaframer.com.

About Norbord

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $2.1 billion and employs approximately 2,750 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “OSB”.

About HBI

HBI is a national nonprofit that provides training, curriculum development and job placement services for the building industry. With overall program job placement rates at over 85 percent for graduates, HBI training programs are taught in local communities across the country to at-risk youth, veterans, transitioning military members, high school students, justice-involved youth and adults, and displaced workers. Visit www.hbi.org for more information.

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Norbord Media Contact: Heather Colpitts 416-365-0705 info@norbord.com	HBI Media Contact: Lynne Harris 202-603-1183 lharris@hbi.org